14041450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 UNIVERSITY AVENUE
(No. and Street)

MIDDLETON (City) WI (State) 53562-3417 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOUISE P GOOGINS, PRESIDENT (608)836-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINBERG & CO. INC.
(Name – *if individual, state last, first, middle name*)

1415 E STATE ST SUITE 608 (Address) ROCKFORD (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

8/29/14

8/28/14

OATH OR AFFIRMATION

I, LOUISE P. GOOGINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOOGINS & ANTON, INC., as of JUNE 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

signed before me on Aug. 28, 2014 Dane County/WI

[signature]
Notary Public

my commission expires 5-8-2016

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Year Ended
June 30, 2014

WEINBERG & CO.

Certified Public Accountants
and Consultants

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Year Ended
June 30, 2014

INDEX

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

Board of Directors
Googins & Anton, Inc.
Middleton, WI

We have audited the accompanying financial statements of Googins & Anton, Inc., which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 14 through 21 are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Middleton, WI
August 26, 2014

Weinberg & Co.

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2014

ASSETS

CURRENT:		
Cash and cash equivalents	$	1 143 782
Commissions receivable		85 542
Marketable securities		11 586
TOTAL ASSETS		1 240 910
FIXED ASSETS, at cost:		
Leasehold improvements		265 672
Office equipment		145 104
TOTAL FIXED ASSETS		410 776
Less accumulated depreciation		(203 614)
NET FIXED ASSETS		207 162
INTANGIBLE ASSETS:		
Customer lists		62 541
Less accumulated amortization		(30 047)
TOTAL INTANGIBLE ASSETS		32 494
TOTAL ASSETS	$	1 480 566

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	17 452
Accrued retirement contribution		136 914
Income taxes payable		7 880
Deferred income taxes		18 000
Due to shareholder		1 008 975
TOTAL LIABILITIES		1 189 221
STOCKHOLDERS' EQUITY		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding		10 000
Less treasury stock (5000 shares at par value)		(5 000)
Retained earnings		286 345
TOTAL STOCKHOLDERS' EQUITY		291 345
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1 480 566

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENT OF INCOME
For the Year Ended June 30, 2014

REVENUE:	
Commissions	$ 2 371 286
Investment income	593
Unrealized gain on investments	1 749
	2 373 628
EXPENSES:	
Directors fees	60 000
Salaries and benefits	1 763 260
Independent contractors	8 065
Payroll processing	2 007
Repairs	2 502
Rents	98 000
Payroll taxes	53 204
Advertising	36 381
Printing and publication	972
Insurance	10 080
Retirement contribution	129 861
Retirement plan fees	2 085
Accounting fees	26 624
Fees and licenses	18 329
Telephone	6 568
Office supplies and postage	11 076
Computer expense	19 849
Contributions	4 635
Client gifts	12 876
Meeting expense	4 862
Travel and mileage	8 834
Meals and entertainment	3 439
Interest expense	1 075
Depreciation	7 920
Amortization	4 632
Miscellaneous	5 380
	2 302 516
Income before income taxes	71 112
Income tax expense	18 393
NET INCOME	$ 52 719

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2014

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2013 (Restated Note 9)	$ 10 000	$ (5 000)	$ 233 626	$ 238 626
Net income	-	-	52 719	52 719
Balance, June 30, 2014	$ 10 000	$ (5 000)	$ 286 345	$ 291 345

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 52 719
Adjustment to reconcile net income to net cash provide by operating activities:	
Depreciation	7 920
Amortization	4 632
Unrealized gain on investment	(1 749)
Receivables	(9 801)
Accounts payable	5 949
Accrued retirement contribution	13 143
Income taxes	3 880
Total adjustments	23 974
Net cash provided by operating activities	76 693
CASH FLOWS FROM FINANCING ACTIVITIES,	
Increase due to stockholders	341 669
NET INCREASE IN CASH	418 362
CASH AND CASH EQUIVALENTS, beginning of year	725 420
CASH AND CASH EQUIVALENTS, end of year	$ 1 143 782

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes

Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue

All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents

All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectable by the time the financial statements are issued.

Equipment and depreciation

Property and equipment is stated at cost. Depreciation is computed over estimated useful lives of the assets using the straight-line method. Depreciation expense totaled $7,920 for the year ended June 30, 2014.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over 15 years. Amortization expense totaled $4,632 for the year ended June 30, 2014.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Marketable equity securities held by the Company at June 30, 2014, consist of 300 shares of NASDAQ OMX Group stock which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at year-end.

January 31, 2014	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 11,586

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2014, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2014 was $289,607 and aggregated indebtedness was $1,189,221. The ratio of aggregated indebtedness to net capital at June 30, 2014 was 4.1 to 1.

NOTE 4 - OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company's operating facility is leased from a stockholder of the Company under a verbal lease agreement. Rent expense totaled $98,000 for the year ended June 30, 2014.

NOTE 5 - PROFIT SHARING AND 401(k) SAVINGS PLAN

The Company maintains a profit sharing pension plan which covers all employees who meet eligibility requirements.

A feature of the profit sharing pension plan allows employees of the Company to participate in a 401(k) savings plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company makes an employer profit sharing contribution equal to 17 percent and a safe harbor match equal to 3 of eligible employee salaries.

Retirement contribution expense totaled $129,861 year ended June 30, 2014.

NOTE 6 - INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. The application of the provisions of FIN 48 did not result in the creation of unrecognized tax benefits as of June 30, 2014.

The Company files federal and Wisconsin tax returns. The Company is no longer subject to federal and Wisconsin income tax examinations by tax authorities for the years before 2010.

The Company's income tax expense for the year ended June 30, 2014 consists of the following:

Taxes currently payable	$ 16,893
Deferred taxes	(1,500)
Income tax expense	$ 18,393

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 8 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through August 26, 2014, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

NOTE 9 - PRIOR PERIOD ADJUSTMENT

Retained earnings at June 30, 2013 has been restated to properly reflect the accounting for 12b-1 receivables. The Company had previously accounted for this revenue using the cash method of accounting. The restatement changes the accounting for 12b-1 revenue to be accrual method of accounting. The prior period adjustment increased retained earnings at June 30, 2013 by $75,534.

GOOGINS & ANTON, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	291 345
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)		(1 738)
NET CAPITAL	$	289 607

GOOGINS & ANTON, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2014

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 289 607
Net capital requirement	$ 5 000
Excess net capital	$ 284 607
Excess net capital at 1000% (net cap-10% of AI)	$ 170 685

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 1 189 221
Percentage of aggregate indebtedness to net capital	410.63%

GOOGINS & ANTON, INC.
SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2014

Net capital as previously reported in the Financial and Operation Combined and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 207 187
Audit adjustments:	
Income taxes	(5 268)
Accounts receivable	9 538
Prior period adjustment (See note 9)	75 534
Retirement contribution	2 616
Net capital as currently reported on Schedule I	$ 289 607

GOOGINS & ANTON, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2014

The Company is exempt from Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities, to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

SCHEDULE IV

GOOGINS & ANTON, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2014

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins & Anton, Inc. for the year ended June 30, 2014, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Googins & Anton, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended June 30, 2014. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedure can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2014, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 26, 2014

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Googins & Anton Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Googins & Anton Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Googins & Anton Inc.'s management is responsible for the Googins & Anton Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the quarters ended September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Googins & Anton's Statement of Income/Loss supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

August 26, 2014

Weinberg & Co.